SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 20, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

SAMSUNG ELECTRONICS

November 20, 2007

Dismissal of a Lawsuit against Samsung Electronics

On November 20, 2007, Samsung Electronics received the Order of Dismissal with Prejudice from the U.S. District Court for the Eastern District of Texas, Marshall Division, regarding FAIS's (Foundation for Advancement of International Science) claims for the infringement of its patent on semiconductor processing technology.

※ The lawsuit was initially filed by Tadahiro Ohmi on September 29, 2005, but the patent rights were transferred to FAIS in December of 2005.

END